

Mail Stop 3561

January 13, 2017

John C. Wobensmith
President
Genco Shipping & Trading Limited
299 Park Avenue, 12<sup>th</sup> Floor
New York, NY 10171

      **Re:    Genco Shipping & Trading Limited**
                 **Registration Statement on Form S-3**
                 **Filed January 5, 2017**
                 **File No. 333-215438**

Dear Mr. Wobensmith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or me at 202-551-3369 with any questions.

                              Sincerely,

                              /s/ Justin Dobbie

                              Justin Dobbie
                              Legal Branch Chief
                              Office of Transportation and Leisure